Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 SEP 30 AM 7:21

82-1565

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 September 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**4 pages (including cover sheet)**

SUPPL

Goodman Finance Limited Capital Notes

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

03032339

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Attach:

dlw 9/30

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

30 September 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited Capital Notes

I attach copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the Issuer of NZ$212,500,000 Capital Notes, which were issued in the period 5 May 2003 to 27June 2003.

Yours sincerely

PHILIP WEST
Company Secretary

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

30 September 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited Capital Notes

Pursuant to Listing Rule 10.8.2 please find attached a copy of a letter dated 30 September 2003 addressed to holders of Capital Notes in Goodman Finance Limited, which was sent to holders today with the 2003 Annual Report of Goodman Finance Limited and the 2003 Annual Report of Burns Philp & Company Limited ("the 2003 Annual Reports").

It is noted that the 2003 Annual Reports have previously been provided to the NZX by Goodman Finance Limited and Burns, Philp & Company Limited respectively.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3874
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

30 September 2003

Dear Noteholder

Goodman Finance Limited Capital Notes

Pursuant to Listing Rule 10.5.1 and clause 5.5(b) of the Trust Deed dated 30 April 2003 for the Capital Notes, please find enclosed the 2003 Annual Report of Goodman Finance Limited and the 2003 Annual Report of Burns, Philp & Company Limited.

Should you have any enquiries in relation to your holding of Goodman Finance Limited Capital Notes, please contact the Capital Notes Registrar:

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92-119, Auckland)
Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

Yours faithfully

Helen Golding
Company Secretary
Burns, Philp & Company Limited